

SCRAP CONNECTION / TRADEFOX

2019 Report

Dear investors,

2019 in a nutshell was A- on the tech development side of the business and a D+ on the commercialization side. This is why I give us a score of C+. As described in more detail in this update, the development of our technology is well past the point for commercialization. For this reason, I began 2020 with cuts to our tech development team and added a new person for sales and operations I set in place a change in primary focus towards sales and marketing. So far so good. I give us a B+ on sales and marketing for 2020 because we are on track but still have a couple of important milestones to reach. We still need to hire a person or firm for marketing and find a scalable model for sales of new subscriptions while controlling churn rate and creating viral growth.

We had the great fortune of finding a tech development company to partner with which saves us $20,000 a month in cash flow for 6 months with the possibility to extend terms if needed later. Having the new development team in place was essential for the rapid implementation of the new virtual conferences feature.

The discovery of the new opportunity to host virtual conferences for the recycling industry came from our evaluation of the needs of our industry during the COVID-19 crisis. This tragic crisis forced the people in our industry to find a new way of connecting at a distance after the cancellation of all global conferences for 2020 and restrictions on air travel. I absolutely hate the loss of life and the inconveniences caused by a virus that is ravaging the world, but we are ready to help the global recycling world make the transition to a technology model that will be lower risk in terms of financial losses and health. We are also proud that we will be giving many people a way to spend more time with their families and loved ones.

We need your help!

We are looking for any leads to commercial credit insurance companies to partner with. We are also happy to hear of any and every idea our investors might have for how to improve our business model. And if you know of a friend which might find us an interesting investing opportunity, please tell them about us. Our investor base is one of the most essential elements of a winning strategy. We are always happy to add new investors whether they invest $200 to $100,000.

Sincerely,

Chris Yerbey
Founder & CEO

Our Mission

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies.

See our full profile

How did we do this year?

Report Card

C+

The Good

Integration of our product with data partners (Dun and Bradsteet and various customs and shipping agencies)

Revamping our scoring system to include relevant scores on more companies.

Hiring of a sales and operations team member in 2020 to roll out a new approach for commercialization of the product.

The Bad

Two attempts to set up a system for sales, first using a call center and then by hiring a seasoned sales team member.

Commercialization of the product is well behind the level of tech development.

Our crowdfunding campaign has not met expectations requiring us to take measures to cut costs.(Eventually had a positive result)

2019 At a Glance

January 1 to December 31

$8,049 [50%]
Revenue

-$371,605
Net Loss

$11,436 [19%]
Short Term Debt

$234,162
Raised in 2017

$11,716
Cash on Hand
As of 05/25/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market.

We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

We aim to become the most trusted platform for services centered around the trade of recyclables.

Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2024. We originally hoped to reach this goal by 2020 but have realized we will need more time to reach the key goal. Business intelligence on trading partners and competitors, financial services, documentation tools, shipping quotes and booking, asset recovery and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Scrap Connection, Inc. was incorporated in the State of Delaware in July 2012.

We have:

- Been chosen as the first of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)
- Been operating for 8 years with the same vision of helping remove risk in the $250 billion market for recycling.
- Shown our commitment to this vision through a combination of persistence, determination and willingness to pivot our business proposition until the correct product / market fit is discovered.
- The potential to provide $200 million of value per year to companies that deal in recycling.
- 110,000 new company profiles added since 2018.
- More than 10,00 detailed Trade Reputation reports available for download.
- Amassed a transactions database containing over 3 million shipments added in 2019 totaling more than $90 billion in history trades.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,049 compared to the year ended December 31, 2018, when the Company had revenues of $16,172. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $211,988, including $16,690 in cash. As of December 31, 2018, the Company had $467,562 in total assets, including $337,154 in cash.
- *Net Loss.* The Company has had net losses of $371,605 and net losses of $410,203 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $102,297 for the fiscal year ended December 31, 2019 and $272,713 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $14,162 in debt, $970,000 in SAFEs, $320,000 in Regulation D SAFEs and to date $250,000 in Regulation CF SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital when considering $0 in revenue or 12 months considering a gradually increasing monthly revenue from subscriptions and ticket sales for virtual conferences.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Scrap Connection, Inc. cash in hand is $11,716.26, as of May 2020. Over the last three months, revenues have averaged $902.74/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $15,548.43/month, for an average burn rate of $14,645.69 per month. Our intent is to be profitable in 18 months.

The only significant changes since Dec 31, 2019 is the partnership with a US & Bosnia co-based web development firm and the hiring of a full time sales person. This added a 6 month reduction of $120,000 in cash out outlay for tech development and $39,270 per year for the sales person. We also laid off one of our employees in January because he wanted to go back to school cutting our annual costs by $39,270.

We have hired a full-time sales and plan to hire a marketing firm to begun driving sales of our product. Our goal is to first offer a virtual conference to our industry in order to solve the issue of not being free to travel and the cancellation of conferences in recycling for 2020.. We will offer 2 months free usage to our business intelligence product allowing a semi-captive audience to understand the value behind our product. We plan convert these free users to paid users and then expand our marketing and sales efforts. We expect an increase in monthly salaries of $3,000 per month for hiring the marketing firm. In August we will start paying for our tech development which will increase monthly expenditures by $20,000 plus we will negotiate a repayment term for the $120,000 in un-invoiced costs from our technology partner who has agreed to delay all billing for 6 months.
I expect to pay $10,000 per month over 12 months. The conferences will be held 3 or 4 times per year and are expected to have a huge and immediate increase in revenue. He anticipate 200 conference attendees grossing $25,000 and hope to convert 70% of these attendees into monthly subscribers. With 140 new monthly subscribers our monthly revenue from subscriptions would increase approximately $10,500.

We have certain investors who will be loaning us funds for operation against the balance of funds committed via WeFunder. This will ensure continuous operations while the campaign is open which is expected to last for 3 more months.

Net Margin: -4,617% **Gross Margin:** 100% **Return on Assets:** -175% **Earnings per Share:** -$297.05

Revenue per Employee: $2,683 **Cash to Assets:** 8% **Revenue to Receivables:** ~ **Debt Ratio:** 48%

Scrap_Connection__Inc_-_Reviewed_Financial_Statements.pdf

Scrap_Connection__Inc_-_Reviewed_Financial_Statements.pdf

Scrap_Connection_Financial_Statements-_Reviewed.pdf

We ♥ Our 2030 Investors

Thank You For Believing In Us

Andrew Douglas VanderP...
Johnny Evans
Ron Waksman
Lynndal Daniels
Mary Kuali'i
Saad ALSOGAIR
Roy Bryan Stoker
Larry Pasquale
Emmanuel Thomas
Eton Lacon
Mark A Funkhouser
Ben Estep
Steven Jefferson
William Lee
Tori Carlile
David King
Sharath Ramesh
Jehangir Cawas (Jc) Irani
Randy Rapp
Meghan McClelland
Kevin Kwok
Howard Tracey
Robert M Walter
Michele Baldacci
Alexander Strange
Jagadeesh Tangudu
Swapnali Puradkar
Tony Casha
Jean Oosthuizen
Tom Olofsson
David Bryan
Paul J Nicolosi
Daniel Swain
David Sanabria
Kyle Okimoto
Smiljka Soretic
Sharath Ramesh
Trashelle Jones
Johnny Evans
Douglas Greenwood
Maxime Dubreucq
Rhonda Wilson
Randall Santo Spires
Anya Feinberg
Marc Wesselink
Hassaan Abdeen
Robert A De Mattia Sr
Michael A Bell
Joseph Sullivan
Paul Muscat
Jim Crocker
Scott Fulk
Joanne Hargett
Tawanda Jongwe
Marcus Sitonio
John Xie
Mar Dominick Pigao
Don Jennings
Richard Aguilera
Merlijn Boshuizen
Douglas Hoff
Olu Ijaola
Mark Pilgrim
Khaled Alsuri
Stan Szymanski
Darrin Lons
Steve Jeffries
Melissa E Yardy
Joseph Miller
Thomas Elliott
Moon Mah
Rebecca Casuga
William Dillon
Anita Scott
John Jenks
David Smith
Jesse Dunn
Terry LaBuff
Alan R Monte
Jose R Gomez
Nancy Leong
Keith Lage
Lucas Pinelli
Kaiwa Sheldon
Ligong Ho
Philip Flournoy
Gurtej Sandhu
Robert Gillespie
Howard Thomas
Shakeel Ishaq Ansari
Andre' P. Fournier
Ashok Batra
James Scott
Bree Bree
Richard D. Woodall
Thomas Henderson
Steven M. Mondschein
Harish Damodhardas Asar
Maria Macpherson
Liuying Shen
William J Hennes
Richard Stokvis
Serge-Eric Tremblay
Paul Wilcox
Benjamin Walter Du Bois II
Stan Murrah
Lee Columbus
Marcus Mendiola
Karl Thoni
Jeffrey Gaul
Lawrence J Masotti
Roger Guo
Yasmin Korimbocus
Matthew T Sorensen
Sengpheth Manyrath
Robert Carney
Amir Marashi
Annabelle Esmane
Jan Peter Schmitt
Tore Hoyem
Ruan Du Plessis
James C. Mellon
Sajad Zalzala
Terry Cotterman
Ray James
Fabrizio Zampieri
Ruth Schwartz
Leonard Helbig
Tom Knochel
Dariusz Nowak
Ranjan Ojha
Ernst Jean
Paul Forst
Virginia G. Frost
Robert Carney
Boudewijn Berendsen
Kim Cappelen Barnard
Gary Mock
Richard Ricketts
Francois Bouchet
Jay Jay Johnson
Jennifer Zachey
Donna J Krska
Devin Curry
Andre Harrell
David Friedman
Neil Fabbri
William Hudson
Don Schager
Pierre Boisrond
Edward R. Seimon
Robert L Brewster
Gilad Naor
Bugra Toplusoy
Daniel Keener
Jason Patrick
Joel Gabriel
Radan Bem
Wouter Van Der Kolk
Theophile Guillory
Terry Dreyer
John Almeida
Koushikinath Misra
Youssef Niampa
Henry T Pham
Natale Pantano, Jr
Stanislav Akindinov
Jeffrey Payne
Dien Phan
Justin Keith Reeger
Douglas Hoff
David Fantom
Brian Hom
Michael Desiderio
Hoang Nguyen Tuan
Joel Pathiyil
Dennis Oliveira
Robert Lees
Preston O. McCain
Brian A. Bim
Robert H. Lewis
Dale Evans Falk
Richard Skalsky
Yin Lang
Thomas Brocker
Judith Boughrum
Julian Torres
Ronald Hopwood
Charlie Meyer
Charles Koch
Santosh Kumar
Marsha Weisss
John Cole
Richard Fite
Joseph W Cwik
Darly M LUELLEN
Ignacio Camacho
Alexander Groenen
Chinedum "Chin" Uguru
Jonathan Paschal
Kurt Byer
Peter M Perreca
Randy Kirk
Ivan Raiklin
Greg Wilson
Blessing Akpofure
Stephen Darryl Bowe
Tracey Branche-Barth
Daniel Walker
Donald Reed Dickinson
Krishna Mohan Gummalla
Dean Hawkey
Brent Tuma
Mark W. Blowers
Jurijs Kovzels
Gerry Cardinal III
Mark Matzeldelaflor
Anthony Sippio
Max Francisco Jose Borr...
Eric Lam
Daniel Killilea
James Kazmierczak
Ninad Alulkar
Kaynam Hedayat
Abhishek Choudhary
Gordon Gurule
Clark Newhall
Kent New
Tina Dupart
Yung Blas
Bruce Ehrlich
Patricia Regalia
Kara Magoolaghan
Manorama S Gupta
Maria A Morales
Paul J Nicolosi
Maria Nenita Gaite
Bern Wegeleben
Paul Biel
Ashok Sanghavi
Peter Walker
David Lanthier
Marylin Hebert
Tori Carlile
Anthony Messina
Jason Bechtel
Nicholas Pezolano
Gregg M Katz
Kar Mun Wong
Andrea Couzens
Chris Kibbe
Carolyn Hurn
Adrian Van Luven
Tim Pollak
Donna Nanan
Stefan Reinpold
Matthew Bedick
Michael Alesi
David Mireles
Adan Gabriel Gutierrez
David Maddock
Bruce Hauer
Darlyne Nguyen
Yogesh Periwal
Arturo Roiz
Gary Hankinson
Michael J. Prueher
Cheyenne Redfern
Garry Higgs
James Stehr
David Baker
Kevin Lovell
Kevin Mclain
Ellen Onorato
John Detweiler
Michael Michael
Paul Varkey
Michiel Holley
Run Ku
Charles M Evans III
Mark Auslander
Joel P. Gagnon
Mark W Peterson
Ed Mathews
John Stock
Bruce Gascoigne
David M Keith
Vittorio DeSanti
Ridesh Kumar Kumaran
John Zambrowicz
Abe Sasser
Catherine Okekenta
Spencer Savage
Gary Goerg
Carlton M. Baldwin
John F Bryant
Glen A Cogburn
Hans Peter Stadelmann
Robert W Gyopos
Lynelle Jackson
Leslie Williams
Catherine Tran
Brian FALZON
Rem Darbinyan
Dilraj Ghumman
Susan Raab-DeNicola
Marcin Szymanski
Bradley Besserman
Bradley Jacobs
Ronald E Chandler
Vincent Andrisani
Vijaya Kumar POTTI
Tyrone A Nowell
Rickey Brookins
James Richardson
Layton Diament
Peter Johnston
Marvin H Jobes
Lyle Notice
Sorin Postelnicu
Harshad Joshi
David Smith
Ameer Noor
Vishal Sachar
James Belasco
Joao Miguel Castro
Michael Irwin
Anuj Patel
Wayne House
Harold Albaugh
David Fung
Brandon Marcus
Henoc Ulysse
Paul Turek
Terry Sonnenburg
George Weber
Tom Olofsson
Richard Garza
William Dorn
Luther Rankin
Stanley Forward
Gensheng Tan
Dean Baker
Herman Venter
George Weber
Derek John Bryer
Joseph Bush
Adam Jordan
Joseph CHRISTY
Marcel Obrejanu
Kenneth Dickie
Howard Warren
Wai Wa LI
Mazhar Mohad
Ashish Parmar
David Boyer
Tao Wang
AHMED ALHUSSAIN
Martin Vrlik
Marijoy Leynes
Christopher Riggi
Joseph Adamski
Richard De Boer
Richard Krejcarek
Mark Montgomery
Ernest Anand Xavier Vinc...
Phu Nguyen
Philip WILSON
Charles Anthony Lelm
Rose Thomas
Will Bloomstine
Joseph Pearce
Titus Polichnia
Shai Livne
Kenneth Njoku
Jeremy Johnson
Eduard Abramov
John Cooksey
Timothy W Fisher
Melvin J. Levy
Peter Van Drumpt
Ramachendra P Batni
James D. Cooper
James D Gatewood
Ronald Clark
Chris Kolbegger
Ross Shapiro
Wayne Burkholder
Nancy Sains Murillo
Bernard WILL
Malcolm Atkins
Steven Burns
Jeffrey Graves
Mark L. Brock
Lorene Dale
Barry Root
James Collins
Michael Kolar
Eric Clark
William Whitson
Justin Griffin
William H. Ireland
Prasad Matti Rao
Mark Ehrlich
James Donnell
Ian Taylor
Ali Alhaschemy
Virginia G. Frost
Stephen Cowan
Douglas Greenwood
Kevin Kaplan
Kerry Gorsuch
Michael C Kirby
Brian Manley
Steve Shepheard
Kevin Moore
Brian Turner
Pamela Cody
Darius Abercrumbie
Yoga Prakasa
Rajiv Kumar Giri
Jacob N. Hanel
Fran Rojas
Terry Hartline
Thurston L Vargas
Ransom Kong
Dean Bartosh
Anthony Stone
Matt Riordan
Dakota Lopez
William Landis
Keenan Baker
Jen Lagrutta
Lucy Allen
Chester Campbell
Nathan Reyes
Gordon Macgregor
Ernesto Martinez
Phillip Cox
Stephen Button
Robert Albright
Larry Pasquale
Marie A Sales
Deka Gabriel
Arnaud HAVET
Greg Conner
Audrin Navarro
Jasper Wognum
Prashanth Anand
Manuel Roman Jr
Scott E Kaplan
Paresh Shah
David Fantom
Gary Ma
Thomas Hyde
Troy Baughman
Maria Conwell
Jeff Braisted
Rose Thomas
Bryan Locascio
Umesh Prabakar
Long Van Tu
Greg Innes
Kristof Leroux
Dustin Schouten
PEDRO DORREGO
James Bayard
Fernando Pereira
D Downing
Peter Kelly
David England
Mary Harrington
Matthieu Jacquier
Richard Krejcarek
Mark Bauer
Tami Langshaw
Chris Schilling
Scott Cleveland
Stephen William WALLS
Morris Gelman
Alan E Howard
Michael Fisher
John Robinson
Gregg Carlson
Crown Block Capital LLC
Jerome N. Waters
Marcus Cuda
Jack Putnam
Loryn Higgins
Sivasubramanian SRINIVA...
Kristen Carlson
Billy Myles
Gary Bell
Florence Naylor
Mohammed S Rais
Patrick Noble
Thomas Connaughton
Popuri Krishna
Raj Thiyagarajan
Ralph C. Alderson
Elma Calasara
Patricia Holben
Marvin Mitchell
Ilene Oliver
Drake Peddie
Sean Hanagan
Demarley Holder
Ze Paulo
Suzette Kachmaryk
Frank Michel
Anthony Zamora
Craig Vom Lehn
William Glenn Skyles
Michael Gilbert
Larry Baggs
Mary Jasionowski
Chin Sin Yeo
Oluwadara Coker
Chris Campbell
Charles R Thomson
Julian E. Metcalf
Cluster Mcglothin
Troy Shannon Logan
Ross Logun
Chester Sharrar
Artem Yakunin
Soon H. Kim
Kerry Smith
James Mallard
Paul Biel
Brian Van
Jianbao Gu
Sherri St John
Louis Berry
Gregory Neff
Ricardo Espericueta
Eric Changelian
Ben Ferguson
Santos Boch Oscal
David Mboh
Gimel Jorgensen
Elvis Edinge
Sheila Henriques
Chris Kennedy
Rhallete R Javier
Arijit Saha
Thomas Joseph Hampton
Tre Baker
Marc Wesselink
Scott Li
Brad Behler
Bruce M. Hayman
David E HAAG
Larry Belmonte
Erick Saltos
Md Alam
Patrick Dowling
Alexander Kazhinsky
Gary Lardy
Alex Hantman
Bryce Giemza
Tage Munthe-Kaas
Andrew Bushnell
Sebas Oeseburg
Cameron Miles Wyatt
Nicola Vanin
Scott Joens
Kenneth Dickie
Brendon Maxwell
Gerardo Montero
Lasheita Sayer
Joshua Vincent
Dino Softic
David Davis
David Friedman
Mashour Yousef
Brett Boyer
Tobias Berens
Eric Makison
Dale Moelker
Rita and Gene McColgin
Lee Andrews
Julian Baker
Anna Davis
James Shields
Earlon W. Carsley
Enrique S Barlongo Jr
Pravin NARWANKAR
Dave Soerens
Darren Estes
Ronald Pulver
Rejean Leger
Dan Gietzen
Cody Thornton
Chris Faulkner
Michael Witt
Timothy J Reiterman
Henry KURTZ
Joshua Gabbard
W. Kevin Cleart
Richard Boyer
David Bleich
Robert Tollenaar
Ramana Garimella
Denis Nolan
Julie C Brandt
Joan Lanzagorta Pinol
Henry Henderson
Nicholas Angelis
Stanley Forwand
Ramesh Patel
A. Gregg Pader
Chris Calabrese
Anthony Stewart
Andre Willey
David Presson
Barbara Jane Pinel
Thomas Johnson
John Hauck
Tim Naughton
Earl J Frost
James Walk
Goutam Torvi
Joey Krug
Jason Cheng
Jeff Schulman
Jack Hamilton
Mohammed W Rahman
Garrett Tatsumi
Kevin Dunn
Thomas Beck
Ved Manu Moola
Sudeep Mohan
David Loyd Roberts
Marty Blackmon
Robert C. Doherty
Gensheng Tan
Jason Salerno
Johnny Evans
Bernadette Delmas
Per Olof Valdemar Persson
Sue Whittaker Rabe
Mark Geneva
Michel R Schein
Anny Nguyen
Cathy Price
Sahana Zutshi
Stuart Slack
Bradford Hanson
Dennis Mulder
William Kyle Spratt
Daniel Epler
Douglas M Moeckel
Noel Trusty
Dan Keber
Nell Watson
Zafrin Minoti
George Afutu
Anton Podviaznikov
Peter Maczko
Saintelus Flynn
Bruce Thionville
Clark Reich
Amr Elrouby
Loren Roseth
Paul Bailey
Jim Yih Jin Young
Nicholas Phair
Xi Li
Sherry Cha
Michael Thomas
George Zraick
Jae Duncan
Jared Myers
Mike McCullough
Charles Anthony Lelm
Lauren George
Kameron Price
Eric M
Petr Olmer
David Myres
Leonard Goerss
Allen Woppert
Stephanie Makishima
Thomas Kazikiewicz
John Reid
George R. Banta
Keith Clarence Rice And ...
Paul J Schnobrick
Byron W. Smith
Betsy Gultom
Kris Cheng
Patrick Henry
Richard Collar
Cary S. Kart
Lafaiol Charles
Alan Fisch
Doug Lyon
Gordon Stender
John R Zabel
Stephen Michael Silvers
Albert Erasmus
William Tirkot
Peter RUBIO
Douglas Harrison
Wolfgang Schiller
William Wright

Kim Kuncl
Bert Gividen
Nemanja MILOSEVIC
Peter Yanchyshyn
Glen VanderKloot
Paul H Ritterman
Kathy B. Johnson
Ronald Stock
John Kevin Stophel
Paul Jackson Jones
Chas Pinckard
Gladys Arome
Derrik Oates
Patricia Holben
Morris Gelman
Arthur Wayne Faulkner
Jeff Downing
Oscar Simons
Balaji Sathyanarayana Rao
Gareth Ujvarosy
Michael Allman
Thaddeus Onwuka
Sukrant Gupta
David Crowther
William Repp
Keith Binam
William D Bobier
Jack Poissant
David Vaught
Phil CATRINTZA
Casimir S Skrzypczak
Mike Daugherty
Eugene Williams
Suzette Nikas
James Plozai
Gary Braunle
Mary A Gatzkiewicz
Carol A. Smoke
Brian Lowhim
Warren Benedetto
Richard Rogers
Mark Osier
Michael LONG
Joseph Keller
Marc S Levin
Lance Rogers
A.J. De Ruyter
Melvin Kestner
Kyle Wong
Ginger Barth Caessens
Alexander Mironenko
George Polk
Timothy Milis
David Boardman
William D Lee
James Sellers
Ronald W. BURGI
Mario J. Kobylt
Joseph Doescher, Jr
Sheridon Dion Taylor
Robert A. CRISOSTOMO
Nell Minow
Kevin Gibbs
Patricia A. Clark
Luis Torres
David Witt
Murali K Bandaru
Michael E Reininger
Tonia Willekes
Kody Bartz
Owen Marsh
Sebastiano Novek
Herbert Simons
Rob Miller
George Arai
Bart Dekker
Malvin Soriano
Jonathan Vong
Elena Pinto
Anthony Giordano
Tan Quan Nguyen
Sherri M. Miller
Dick Griffis
Scott Parish
Andrew G. Roots
Yusuf Salloum
John Butterfield
Stephen Guilmette
Eric Villard
Kenenth Bristow
Dennice HERMAN
Harman Third
John Steverding
Lanier A Jones
Dga Capital LLC
Willis V Cornelius Jr
Kevin Taylor
Timothy Greco
Matthew Cole
Daniel G Firth
John Carruth
Shohreh Daemi
Terry Huang
James Bernhardt
Prashanth Srikanthan
Ernest Mcgill
Paul C. Radack Jr
Justin Leiter
Peter Karmanos III
Ryan Bennett
Bonaventure I. OGBODU
James Woodrow Nipper III
Thomas Swierski
Patricia Dolan-Collin
Robert Reser
Kapil KAPOOR
Robert GILMORE
Steve Hufford
Brajesh Kumar Singh
Meng Wu
Silva Nasr
Sudeep Ruparelia
Ng Hock Leong
Amirhossein Teymouri
Mauricio Rodrigues
Dale Miklich
Cliff Pradelski
Mark Woodard
John Davis
Santosh Kumar
Donald O. Clark
Gary Chestnut
Stephen William WALLS
Ugwuala Nwauche
Brian Sweeney
Harriet Raymundo
Russell JACKSON
Dudley J. Burton
Alexander Groenen
Andrew Newton
Ken Phillips
Johan Smit
Patrick de Zeeuw
Abhijit Patil
Lon HOSKINS
Sharon Leonard
Kevin Cooney
Matthew Dietrich
Steven Frazier Child
Arthur Fagen
Rick Firmine
Richard N Hagelberg
Steven Sanders
Jason Ingber
Ralph Ashcraft
Anne Kalafice
Allen Weiss
Edward Kuhrt
Michael Cupp
Srinivas Holali
Nikki Sheppard
Bruce Bernzweig
Ephraim Johnson
Chad Ta
Michael Wood
Edward Loseman
Stephen Bellamy
Kirk Lively
David Meyer
David Cousar Jr.
Sajo Samuel
Barbara Misechok
Grant Broker
Greg Gersib
Stephen Pawlowski
Graham Warrington
Brian Orinick
John MacLauchlan
George McGinley
Fred George
Christine Taylor
Bryan Osborne
The Richard F. Mc Entyre ...
Peter J. Reno
Nixon Augustin
Terrance Francis
Carl Porter
Bush Sivonsay
Walter W. Felder
Edgar Mauricio Cadena P...
Charmaine Kaimikaua
Troy Ochowicz
Keith Costello
Sri Gorty
Ondrej Vesely
John Korpi
Miguel Cruz
Song Hwang
Nitinkumar Patel
Brett Dettmering
Michael Krysiak
Marc Schenk
William Goff
William C Knaub
Phillip E Bolin
David Haslam
Erick Todd
Frank Little
Gary L Kennedy
Daniel Erlanger
Derek Barrett
Jimmy Duong
Todd Gross
Orragen K STARK
S. Lea Langdon
Leo Bell
Yuriy Nayer
Benjamin Russell
Paul Straub
Richard TOMASOVIC
Eric Wells
Wilmer Lamb
Roy Broman
Hang Yuan
Sebastian Isaza
Jeremy Monger
William C NAY
Peter Persaud
Kenneth Son
Suhardi Abadi
Krishan Khera
Ahmad Banat
Kirby Williams
Cameron McCord
Steve Davidson
Robert Noack
NIKESHKUMAR PATEL
Jason Gorczyca
Laurie Warren
Renaldo Elvey
Keith Ryle
Richard Eads
Kenneth DePaul
Andrew Heisey
Kirk Sato
Michael Gill
Michael Hall
Jasper Corso
James Rhodes
Marco Vallejo Jr
Soledad Lee
Robert E Larson
Laurence Cox
Clyde Martin
Howartd Futerman
Marc ROHR
James Quance
Anthony Jeter
Rodrigo Luna
Melvin Tan
William Mendez
Anthony Holloway
Cody Heisinger
Suzanne M McAvoy
Parcel Karim
Gary Gentile
Len O'Neill
Robin Peters
Sreenatha R Palnati
Stephane Bourgain
Jennifer Sape
Hashim Bharoocha
Mario Galli
Daniel G URQUHART
Gerald Rhoades
Scott Grossman
Lonnie R Holland
Julio Castellan
Jason Chalecki
Robert Jones
David Myers
John Rasmussen
Ernest Frasier
Thomas S Marler
Daniel Johnsen
Richard Silverstein
Justin O. Wong
Mandy Merritt
Jacob Shen
Archie Leonard Bonner
Charles Swierczynski
Dennis Sharp
Robert S O'Brien
MURRAY HOLLINGS
Manish Naik
Emmanuel Mboho
Michael Z Furer
Carl D TUCKER
Karra S Reddy
Nick Moudakis
Pat Sager
Kirsi Dragosljvich
Robert Charles Burgin
Alaina Morgan
Patrick Boyle
James Gray
Glenn Knutsen
Christopher Romano
Ralph Kaplan
Richard Mcneil
Karla Perrizo
John Cutcliffe
Regina Shaw
Richard Bjelland
Sean Casey
Mark Dennis Van Cleave
Kurt Homfelt
Ian Fraser
James B MCDANIEL
John Hammar
Ann Loudermilk
Vincent Judy
Raymond Vining
Bansidhar Bandi
Michael Golden
Andrea Mravcova
Ruth Clemmer
Jesse M Micander
Nichole Stone
Michael Gordon
John F Croley
Timothy P Rodgers
Pratap Manne
Matthew N Voldeng
Gary Smith
Anthony Bradford
Eeugene A GEGG
Vincent Green
Vu Nguyen
Robin Snowdon
Elliott Goldberg
Richard H Mullen
Mara Wells
James Boston
Duraisingam Kajenthira
Thomas M Miller
Samir Iqbal
Mary Silva
Frantz PetitFrere
Munhyeon Ro
Kelvin Cox
Dennis Stewart
James Bailar
Manohar Pasumarti
James Fruge
Roosevelt Scott
William Buckley Fountain
Brandon MANN
Jaquan Barber
Gordian Boteilho
Jay Patel
Bruce Bass
Venkat Gangavarapu
Wayne D Manning
Vuyo Maqubela
Vincent La Gala
Fred Willard
Leonora L Uy
Danilo R Barile
Ahsan Abbas
Noel C Boyd
Iurie Gornea
James W Espy
Lynn M Boppel
Andrew Wenzel
Gladstone Walker
Dennis J Murphy
Jock Hamilton Shields
Tyler Kimball
John Law
Nelson A Legaspi
Saiel Almutairi
James D Gatewood
Robert B. GREENE
Byron W. Smith
John H. Harris
Vatsal Zaveri
David Dilday
Rejean Leger
Jackson Chau
Bart Whitten
Lucy Marland
Shana Balch
Phil Apostolou
Jennifer Dawkins
Alec McNayr
Dimitry Snezhkov
Gioberto Balinge
Bruce Oliver
Danny Gorman
William A Dotschkal
Stan Ryt
Qiang Lai
Palliankal Varghese OOM...
John M. Dowd
Seyed Pooya Vahdati
Mary Y. Graham-hayes
Wenhong Peng
Douglas P Zmolek
Yinka Afolabi
George Bridenbaugh
Paresh G Vallabh
Carl W Herzberg Jr
Scott Hafer
Wade Howard
Thomas G Blomstrand
Michael DeLaMater
Brian Nicholson
Steven Van Zeeland
Prentiss Robey
Ohunreretunde Adebola
Ioana Grigoras
Bonaventure I. OGBODU
Robert Jamieson
Daymon Chad Merrill
Anilkumar N Pai
Sean O'Dowd
Brent Palman
Mark R. Plehn
Lon HOSKINS
Carol Hunter
Valerie Grant
Larklo Der Sarkisian
Keith Wong
Steve Hufford
Aaron French
Hans Ulrich Engel
Arleen Knutsen
Larry Schmit
Georgia Welwood
Hanna Do
Lokesh SURAPANENI
Matthew Gogola
David Christensen
Jay Patel
Sachindra Kumar
Colin Teichrob
Cameron Page
David Gallop
Donald Rohe
Jason Wilson
Anne McClendon
Jennifer Whitten
Reynald Altema
Cleveland Mixon
David Reynolds
Nandini Bhattacharya
Kyle DAYE
Dale Conzelmann
Robert Gavlak
Dennis Thomas
Ivan Zudenkov
James H Orbison
Gulab Tejwani
Barbara Parris
Dennis Foster Marsh
Ray R. Jung
Robert J Vadas
Wayne Bice
Daniel Anthony
Brenda Ann Hill
Jay D Millspaugh
Michael Boerste
Yao Min Ng
John Platt
Michael Edwards
Thomas Coppola
Sven Armbruster
Mary Peaker
Richard Schaefer
Roberto Ruiz
Alexander Skage
Ben Endress
Margaret Brown
Muhammad Shire
Laura Oldanie
Brian Widrig
Kannan Ganesan
Jim Von Eiff
Judd Snell
Zoe Hoster
Anthony Iorio
Justin Ricks
Ka Vang
S.A. Meservey
Shaoping Tang
Izaida Altamirano
Cheryl Ann George
Mike Shaw
Stanley Onubiyi
Matthew Houchins
Nathan Calvin MAYFIELD
Gilbert GARZA
John McGraw
Steven M. Mondschein
Richard R Haas
Chris Sotura
Steven Burns
Kim Kuncl
William Brown
Rob Schaefer
Chris Smith
Chad Schnepf
Belinda Quach
Jennifer Indeliclae
Edouard Dopper
Marta Kalka
Steve Nippert
Trent Cooksley
Rodney Wade
Johnathan Kelly
Shelton Roper
Mage Khim-Young
Matt Gilbert
Kevin Prange
Eli Arieli
Brent Gallagher
Ken BREHNAN
Nathan Hamlin
Richard Finn
William Arnold
Hoyoon Nam
Jean O. Demers
Ronald Rabou
John Turner
Arthur Tyte
Takashi Tokudomi
Jae J Hong
Abinet Boku
Jerry Troyer
Fred Wolfe
Montgomery Close
Midhat Qidwai
Michael Shane Rosene
James Durna
Daniel Smith
Lois Kim
Clyde F Wertz
Stephen McNamee
Dennis Yu
Charles Hoesch
Peter Warren
Kenneth Klein
John Baskey
Kiran Patel
Justin Adam
Rodney K. Blank
Steve Brady
Bryan Sarlitt
Li Hsiong Virginia Tong
Andrew Orrison
David Hansen
Robert Dobbins
Marilyn Dimitriyev
Jill Glascock
Gerie Stanko
Morris Jones
La Vonne P. Ellis
Veerraju Kavikondala
Bassey Bassey
Paul Schaerer
Brad G Farber
Iveta Sikurova
Marlene Shirley
Casey Windham
Glenn Markov
Andy Wong
Devender Sadanala
Kevin Saitowitz
Adam Saitowitz
Casandra Kennedy
Arjan Sharma
Eric Dawson Jr.
Durell THompson
Joenathas Volel
Satish Patel
Milosav Zivkovic
Matthew Gidicsin
Khalid Al Hosani
Elizabeth Larsson
Marie Wilmont
Todd Morris
John Lemley
Gary Paul
William Farrington
Deepak Suri
Mark GORDON
Richard Berger
Michael O'Brien
Paul Bonacci
Renwick Wilson
William Vincent Miller Sr
Santosh Reddy
Tianshi Wu
Cynthia Thompson
Jane Weintraub
Van Duc Nguyen
Alan Scott
Aaron Hahn
Ross Warren
Soon Fatt Yong
Michael Michalski
James Bennington
Hanman Gajarla
Elizabeth Paragas
Andre Micael Pereira
Cary Constantini
Lourdes Tam
Robert Eugene Wright
Young Star Two
Bruno Gianoncelli
Chenyifu Chen
Cooper Louie
Will Cavendish
Christian Blab
Caspar Weinberger Jr
Olena Bagriy
Les Bottoms
Robert H. Lewis
Timothy W Fisher
Kartik Shah
Melinda Becker
Samarth Beri
Charles Hollstein
Wendy J Merrill
Zahid H Shah
Don Olsen
Patrick Henry
John McCathey
Jerre Kittle
Eric de Groot
Martin Sluman
Tim Marland
Evan Geller
Scott S Hetrick
David Smith
Richard Bryan Millunchick
Thomas J Hedrick
Christopher Thomson
Dale Brockman
Steve Koji
Ralph P Sikkema Dvm
John Leuck
Stephanie Morton
Steve Brown
Debra A Schultz
Shih Chiang Chung
William Rhodabarger
Richard R Cruz
Vijay Kumar Rajpurohit
Scott Pfost
Bruce Taylor
Joyce L. Attaway
Paul Kishter
Joseph L Butel Jr
Linda Broshot
Greg KENNEDY
Douglas M Rawlings
Mark Portukalian
Kenneth Guest
John French
Stephen Ennis
Michelle Lai
Kurt Wickham
Peter Netherton
Fakhreddin M Mustafa
Sgw Trust
Ricky Mac
William Izzo
Niranjan Somashekar
Jacob Varshal
Nilay Parikh
Michael W. Cammon
Ciril Stebler
Rodney Annis
Alice Mak
Shivam Kaneria
Jason Bayles
Paul D. Ellis
Gentry Lynn Fugate
Kerstin Roland
Long Van Nguyen
Vladyslav Ovchynnikov
Arvin M. Rhodes
Jon Peeples
Harry Bartman
Raman Sundararajan
Christopher Ward
Mark Clearwater
Craig Rover
Andreas Stracke
Dave Ford
Joe Rutkowski
Stan Lovegren
Esteban Benito Olivieri
Kris Howard
Rama Krishna Audireddy
Stuart Bevin
Edwin Phenix
Brant Campbell Thorpe
Diane Aksten
Sanjeev Munjal
Rocky James Murray
Jerry Whitaker
Philip Crow
Bill Weissman
Terry Rosenthal
Alan Unger
Meng Qian
Sandeep Patil
Allan Horton
Richard Kurtz
David Kertland
Ann Link
Roy Freeman
Garlon Turner
Konni Black
Darren Moser
Mark Van Sloun
Kaomeng Saechao
Cedric Fiorens
Thomas O Lowsley
Andrew Mair
Ken Boehlke
Richard R Cruz
Kevin Granetto
Fred Thorp
Penny Winter
Shawn McGee
John Wesolowski
Michael Schaffer
Felix Behnke
John William Polomny
Andreas Skevas
Evan Bagley
Wade Hutzenbiler
Nidal Mohammed
Mark Albonizio
Yuliya Mcdonnell
Nelson Chiakpo
David DOLAN
Tomasz Miazek
Deborah BOWERS-IVEY
Joseph Abbott
Mark Nilsen
Gert Van Der Westhuizen
John Kevin Stophel
Hans Peter Stadelmann
John Frederick Adderholdt
Genu Magda
Charlotte Haeffner
James Venture
Chris D. Busick
Zachary Strang
Maria Macpherson
Gerald Hensel
Mariska Mulder
Mariska Mulder
Kris Bobo
William Gray
Shri Sreedharan
Russell Larocque
John N. Kostidis
Eric Y Hsi
Travis Given
Curtis Cook
Ephraim Simon
Brijesh Sadarangani
Edmund Wanta
Eric Hoxie
James Thompson
Titus Oparaocha
Anne Jackson
Thomas Janotti
Tommy Dodson
Victor Kruger
Craig C. Kinsey
Louis H Elwell, III
Charles Irsch
Steve Brinkmeyer
Gladstone Phillips
Wesley Pearl
Scott Futch
Scott Kreke
Richard V.HALE
Robert Hodson
Bernadette Drumm
Russell Blackman
Michael Martin
Virgil Stamatoiu
Natalie CHAMBERLAIN
Wayne Robert Timm
John Van Cleave
Erik Dwyer
Robert Noack
Clair H Sauder
Bryan Nguyen
Joseph Semborski
Benjamin Prigmore
Laura Michelle Johnson
Riki Humboldt
Andrew Dysart
John Dixon
Steven Zebrowski
Bunny Henningsen
Brian Kothman
Adam Koegel
Kristen Kekaiwahinenani...
Michael Delaney
Dana Patton
Marty Cole
Tina Tehoda
Ever Olano
Kenneth Brooks
Marvin L Small
Charles Wesley MacLagan
Robert Turner
Robert Fletcher
Selvakumar Chelliah
Darlington Etumni
Ronald G. Green
Robert Hempton
Matthew Styles
Ronald Moorcroft
Nate Koester
Harry Fernandes
Phuong Pham
Ed Stroh
Johnny Joe Johnson
Frank Svejcar
Robert Shepard
Boguslawa Czarnecka
Jared Bobbitt
Michael Johannsen
Brian Sato
Kenneth R. Cosselmon
Todd Kelly
Stephen H Gunderson
Sudheer Raghunath
Edward Miesionczek
Gloria Perniciaro
Kimberly Martin
Bhaskar Dey
Annette Barger
Henry Le
Daniel McGuire
Antonietta Bartolone
Cheng Hung Chen
Robert D Nock
Joe Rutkowski
Jerry P Lucchesi
S. Eddie Sherwood
Matthew Allen
Ray Riechert
Edwin Sullivan
Vincent Lui
Christen Pierce
John Patrick
Mohamed Hassim
Kurt Miller
Rosetta Waters
Phanindra R
Kishore GADHIRAJU
Angelo Rella
Paul Ditscheit

Lynford Schrock
Kim Kinnaird
Jorge Prieto Arranz
Patrick Abandy
Mark Elson
Don Randall Ziss
Stephanie Clancy
Fred Katzman
Uppaluri Srinivas Anands...
James McArdle
Joe Seenauth
Mitchell J Schultz
Andrei Cioara
Carla Roberts
Leslie Funderburg
Dale Judge
William L. Hoggatt
Z M Golam DASTAGIR
Dwayne Eden
Erika Rosa Rodriguez
Jean Marcellin
Johnny Nguyen
Lorens Knudsen III
Marc Schenk
Roland Burnett
Drew Ruhlman
Hunter Lee Garcia
Luis Zervigon
Olli Laine
John MacLauchlan
Vinay S
Luis Debayle
Ralph Chimis
Jeremy Ryan Seppi
Taner Pilavci
Sanjeev Munjal
Ananthavenkata Satyavathi
Yuriy Nayer
George M Ouchi
Thomas J Hedrick
Cherin Watanabe
Michael DeLaMater
Sebastian Isaza
Joenathas Volel
Matthew Howland
Edwin X Berry
Terry Muskoff
Yogendre Kumar Patel
David Botsford
Chris Ngang
Kelli Edmond
Deviprasad Mulluru
Oleg Boian
Jeremiah Wiser
Mingsong Ye
John Curry
Donald E Hartley
John Barrett
William Farrell
Patrick Lundquist
Sourabh Dhawan
Markus Bertschi
Antonio Thomas
Connie Chen
Rexez Guban
Latanya Sullivan
Akilesh Duvvur
Scott Kohl
Bud Jenkins
Roberta Campbell
Pedro Torres Rivera
Nahiem Hood
Joel Garcia
Randal Castillo
Kenneth Scott
Allen WECHTER
Jones Moses
Eric Maest
Susan Pavlow
John Tin
Dennis Palmer
Ludwig Salm
Robert R. Poole
Carla Williams
Reinhart Arquiza
Vincent Mach
Carol E Mungas
Konni Black
Jorge Prieto Arranz
Charles Hoesch
Patricia Shelton
Stephen Phillips
Gerardo Leo
William Smith
Josh Colenda
Karthik Thenkondar
Susana Calas
Kevin Cook
Alma T Grace
Michael Cupp
Harold Thomas Jaudon Jr.
Guenadi Jilevski
Chen Ye
Daniel Erlanger
James Scott
Rob Woods
Michael Hutson
Joseph Brooking
Jack Poissant
Donald Stanley Rascento
Carl Welti
Mohammed Murad
Ernest Iseminger
Bert Socolove
Chris C Christman
Freddy Forger
Tina Downer
Timothy P. Tart
David Ross Boswell III
Bradley Skarsten
Darrell Dillon
Christopher J Mathis
Rafael Hernandez
Louis Bowler
Bashar Nesheiwat
Timothy Perkins
Arthur Brennan
Dennis Surucu
Myra Dawn Cole
Dave Morgan
Alex Sheng
Edward F Stefan
Allen Marcum
Thomas Collier
Raj Khammall Subramani...
Annette Reffalt
Robert Paul Krutul
Frank D Dajka
Gertrude Denk
Alma T Grace
Robert Spence
Frank Darling
Robert R Binoniemi
Joan Faris
Mansoor Hirani
Wayne Mcclellan
Benjamin BENAKOTE
John Mayer
Billy Booty Dds
Evan Geller
John A Pfaff
Gordian Boteilho
Patricia Osbourn
Thomas Braun
Mark Dayrell
Yo Sup Moon
Marlyn Cooper
Catherine Butler
Joshua Haas
Paul Drechsler
Ismael Toribio
Donald V Stitz
Erik Dwyer
Andreas Stracke
Barbara Fein
Amit Shukla
Ralph P Sikkema Dvm
Edward H. Cohen
Lawrence Yi
Lawrence ARNBURG
Joseph Semborski
Jeremiah Cantlon
Sammy Damelio
James Wheeler
Dan Perry
Sydney Sheng
Bhawana Rai
Maurice Adovoekpe
Alain Serrano
Logan Lenz
Matthew S LaValle
Christopher Simpson
Stephen Higinbotham
Mark Schroeder
Dan TRAN
Robert Goodman
Sven Baer
Gregory Ray
Martin Wagner
Dawn Pewitt
Marilyn Anderson
Rajeshnani Dasari
Georgeann Bellamy
Leroy Heath
Michael Hutson
Salvatore Fondaco
Richard Knepfle
Francis W. Post
Sean Totch
Russell Scott
Geoff Newell
Nan Huang
Jeffrey Van De Poel
Ronald Welty
Ryan Braun
Andrew R. Fong
Vanda Sar
John T. Walraven
Lorraine Moeller
Swaroop Conjeevaram
John Gilbert
George Gartseff
Richard Edward Seeley
George Polk
Cynthia Oleary
Kathryn Teater
Michael Wood
Jane Razak
Ronald Kenneth Bara
Joe Tawil
Gary Moscarello
William Paul BURGHARDT
Mike T
Terah Stiell
Neville George
Susan Mc Guinness Getzin...
Geoff Newell
Richard Davis
Cheryl Simon
Ashish Anand
Stanley Smith
Michael Malloy
Bob Flick
Steve Berry
S. Lea Langdon
Mario J. Kobylt
Bruno Rocha
Andrew Robinsonwr
Jing Wen
Lawrence Chong
Peter Griffiths
Gary Darr
Marilyn Belew
Mark Schroeder
Jolene Richison
Dagan Harding
Dee Jane Acosta Maglala...
Tadhg Barlow
Jemal Earle
James Durna
Scott Gall
Steven Stiansen
Ronald Reed
William Larche
John Doll
Jerry Vickers
Randall F. Kinoshita
Lee Lacy
Kimberly Bryant
George Koons
Michael Gibson
Muinat Alaka
Ronald Post
Konstanti Kalcanides
Abelardo Ancheta
Steve Macumber
Sammy Damelio
Suzanne Coppenrath
Yamara M Beck
Daniel Kenney
Lon Hals
Wayne Willer
Michael Z Furer
Keshav Agrawal
Dustin Starbuck
Sherri M. Miller
Noe Jurado
Steve Brinkmeyer
Hilary Sessions
Gloria Su
Patricia Fernandez
James Boston
Patrick Sullivan
Peter Palermo
Tamanna Patel
Ty Davidson
Gerald Magid
Cynthia Brinkman
Marc Wuerttemberger
James Dorsey
Evan Geller
Tadhg Barlow
Bailama Pessima
John Platt
Kirk Lively
John Turner
Michael Z Furer
Stephanie Walther
Steve Brinkmeyer
Darin Slattengren
Evgenii Dokumentov
Keluntang Barrow
Rahul Goswami
Darrell Henrichs
Ajay MAHAJAN
Mario M Teel Jr.
Jerry Lee Culliton
Valma Kennedy
Thomas Moreno
May Malicdan
Jay Shah
Theodore Murray
Terry Baker
Bruce Bernzweig
Lon Hals
Paul Green
Andrew Haine
Kevin Oh
Michael Kane Sr.
Louis Ybarrondo
Jeff Stephens
Mick Hall
Neal Yahata
Durwood G. Robinson
Tali Logsdon
Edward Feinberg
Marcello Fontirossi
Kenneth Wheeler
Stanley Au
Wales Wilcox
Istvan Dien
Marc Roehl
Dwight Ramsay
Kitra Cahana
Kelly ALEXANDER
Eugene L. Lacaillade
Linda Ngov
Mayur Kamble
Stephen Patrias
Mark Bramley
Valeria Csuka
Ryan Griffis
John Mayer
Russell Larocque
Emmanuel Antoine
Canon Melstrand
Walter Mueller
Kevin Avery
May Atkinson
Matthew Rosenbaum
Fernando Bonilla
Rene Hughes
Jacobus Dirk Spreeuwen...
Kyle Jones
Robert Hempton
David Kertland
Randy Lieberman
Randall A Hamerly
Ron Southern
Stephen Carr
Jason Chalecki
Joseph Perez
Vincent Mach
Charles Thaggard
Ritz Ram
Rodney Wade
Jerry Michael Bell
Teresa Turner
Mitchell Shane Orgill
Michael Huisman
Carl Lansford
Haydn Vestal
Patricia Boyd
Ryan Cloward
Mark Portukalian
Gangadhar Rao R
Deacqueline Bell
Jason Ingber
Austin Gottschalk
Raymond Prato
Yaniv Dahan
Zenaida San Felipe
Steve Laufer
Lingling Feng
Ronald Ludwig
Douglas Ver Mulm
Richard Kessler
Hani Gobran
Zbynek Dvorak
Kevin F. Van Sloun
Rakesh Shishodia
Joan Hernandez
Daniel Broussard
Diane Wendling
Larry Langer
Michael H Vu
Dale Firestine
Jake St. John
Adam Kassam
Rob Lejawa
Michael Ngo
Mark Bonner
Michael T Scott
Robert Mackenzie
James Perris
Larry Mast
Keith Binam
Christopher Nelson
Milosav Zivkovic
Steven Young
Katherine Tra Vu
Lawrence Dailey
Robert Orval Seeber
Leonard Chijioke Ezenwa
J. William Howerton
Ajay Upadhyaya
Felix R Dayola
Steven Berndt
William R Anderson
Alfred Alexander Crabtree
Michael Fink
Susan Patricia Ayles
John Litz
Gary Smith
Helen BOONE
Hashim Bharoocha
Edward Loseman
James Thesing
Cheryl Ann George
Juan Chen
Melvin Kestner
Keith Andrew
Philip Kellner
Kweku Agyeman
Rajesh G Bhakta
Ruby Choi
Jeremy IVIE
Rad Markez
Anthony Brewer
Carol West
Jeziel Nova
Dale Judge
Dorothy Bautista Silvestre
Anthony DeBiase
Andrew Limanni
Andrew S Mehring
Richard Roman
Chad Curtin

Thank You!

From the Scrap Connection / Tradefox Team



Chris Yerbey

Founder & CEO



David Kelly

CTO

David wrote his first business application at age 16 and has now been crafting the technology that grows startups for almost three decades.



Poonam Dhiman Bansal

Customer Support

Poonam works diligently to verify our quickly growing membership base. She's also responsible for the news, pricing and events for our community.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Yerbey	CEO of Scrap Connection @ Scrap Connection	2012
Ashwani Dutt	President @ Easy Travel India Pvt Ltd	2017

Officers

OFFICER	TITLE	JOINED
Chris Yerbey	CEO, Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Yerbey	731,000 common stock	82.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2012	$20,000		Section 4(a)(2)
09/2013	$330,000		Section 4(a)(2)
06/2016	$55,000		Section 4(a)(2)
09/2012	$12,000		Section 4(a)(2)
06/2019	$200,000	Safe	Section 4(a)(2)
08/2019	$20,000	Safe	Section 4(a)(2)
11/2018	$100,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/21/2012	$12,000			$2,400,000	
09/27/2013	$330,000			$2,400,000	
06/24/2016	$55,000	9.0%		$2,668,000	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dam Design BV	03/27/2019	$14,162	$0	3.0%		Yes

Related Party Transactions

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest. As of August 2019, the outstanding balance is € 151,358.00 .

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred A	1,000,000	369,690	No
Preferred Aa	100,000	0	No
Common Stock	10,000,000	882,400	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	No options issued on this date

Other rights:

Risks

Scrap Connection Inc. operates currently as a holding company for its Dutch based subsidiary, Scrap Connection BV. All business development and tech development carried out from their offices in the US, Netherlands, Poland and India are managed and paid for by Scrap Connection BV. 99% of Scrap Connection, Inc.'s assets are comprised of its interest in it's foreign subsidiary and a loan of investment proceeds to Scrap Connection BV. This represents amounts advanced to Scrap Connection BV primarily from investments in previous rounds of funding. Scrap Connection BV is organized under the laws of and located in The Netherlands.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company not might sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. T his means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultim ate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

The Company could be harmed in the event of the death or disability of founder Chris Yerbey. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

Growth of the company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such people can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurance that any critical positions can be filled on a timely basis.

The company has received no notices or indications otherwise and believes they have not infringed on anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time consuming due to the uncertainty of the intellectual property litigation and could divert the Company's management and key personnel from its business operation. A claim of intellectual property infringement could force the Company to enter into costly or restrictive license agreement, which may not be available under acceptable terms or at all, could require the Company to redesign or relabel its products ,which would be costly and time consuming, and/or could subject the Company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for the past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.

The Company has a small team, and the loss of key team members, and especially the loss or death of the founder Chris Yerbey, could harm the company's ability to implement their plans.

Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below: The Company's operations may be unprofitable, and may result in the total loss of investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Scrap Connection, Inc.

- Delaware Corporation
- Organized July 2012
- 3 employees

16192 Coastal Highway
Lewes DE 19958

http://www.tradefox.co

Business Description

Refer to the Scrap Connection / Tradefox profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Scrap Connection / Tradefox has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/scrapconnectioninc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*